SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[  ]    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number: 333-17079

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PROFIT SHARING PLAN OF QUEST DIAGNOSTICS INCORPORATED

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

QUEST DIAGNOSTICS INCORPORATED
1290 WALL STREET WEST
LYNDHURST, NEW JERSEY 07071

The Profit Sharing Plan of Quest Diagnostics Incorporated

Index to Financial Statements and Additional Information

Page(s)

Financial Statements

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits at December 31, 2006 and 2005	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2006	3

Notes to Financial Statements	4-8

Additional Information *

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006	9-10

Signature	11

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Exhibit

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Profit Sharing Plan of Quest Diagnostics Incorporated

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Profit Sharing Plan of Quest Diagnostics Incorporated (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 19, 2007

The Profit Sharing Plan of Quest Diagnostics Incorporated
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets
Investments, at fair value	$1,980,008,774	$1,758,121,073
Participant loans	64,055,973	58,874,623
Total investments	2,044,064,747	1,816,995,696

Contributions receivable
Employer	2,236,691	2,140,587
Participants	3,650,887	3,454,530
Total contributions receivable	5,887,578	5,595,117

Cash and cash equivalents	4,475,618	7,846,323
Other assets	3,654,789	272,034

Net assets available for benefits	$2,058,082,732	$1,830,709,170

The accompanying notes are an integral part of these financial statements.

The Profit Sharing Plan of Quest Diagnostics Incorporated
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2006

2006
Additions to net assets attributed to:
Investment Income
Interest and dividends	$101,666,141
Net appreciation in fair value of investments	97,890,902
Investment income	199,557,043

Contributions
Employer	69,194,209
Participants	117,612,868
Total contributions	186,807,077

Total additions	386,364,120

Deductions from net assets attributed to:
Benefits paid to participants	158,759,728
Other fees	230,830

Total deductions	158,990,558

Net increase	227,373,562

Net assets available for benefits:
Beginning of year	1,830,709,170

End of year	$2,058,082,732

The accompanying notes are an integral part of these financial statements.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements

1.  Description of the Plan

Background – The Profit Sharing Plan of Quest Diagnostics Incorporated (the “Plan”), is a defined contribution plan established by Quest Diagnostics Incorporated (the “Company” or the “Plan Sponsor”) to provide its eligible employees with retirement benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

Eligibility and Participant Contributions – All eligible employees who have completed one month of service may participate in the Plan. The maximum Basic Contribution is 6% of wages. Participants may elect to make a Supplemental Contribution of between 1% and 29% of wages. Catch-up contributions (as defined in the Internal Revenue Code) are permissible for eligible participants. Participants’ contributions are generally remitted to the Plan within one to two weeks from the date that the payroll deductions are made.

Company Matching Contributions – The Company matches 100% of the participants’ Basic Contribution in cash after the participant completes twelve months of service with the Company. The Company may make additional contributions at the discretion of the Company’s Board of Directors. Company contributions are remitted to the Plan at the same time that the corresponding participants’ contributions are remitted.

Vesting – Participants immediately vest in their voluntary contributions and Company contributions plus actual earnings thereon.

Investment Options – Participants may elect to have their voluntary contributions and the Company contributions invested in any or all of the open investment funds, most of which are managed by Fidelity Management & Research Company (“FMRC”). Participants may elect to have their voluntary contributions and the Company contributions invested in shares of the Company’s common stock.

Effective October 2, 2006, the T. Rowe Price Institutional Large Cap Growth Fund, Fidelity Freedom 2045 Fund and Fidelity Freedom 2050 Fund were added to the Plan as investment options. Effective December 29, 2006, the Corning and Covance Stock Funds were eliminated as investment options. Assets remaining in the Corning and Covance Stocks funds after December 29, 2006 were transferred to the Spartan U.S. Equity Index Fund.

Distribution Options – Participants can elect to have their benefit distributions paid in the form of a lump sum distribution or by monthly, quarterly or annual installments.

Withdrawals – Withdrawals may be made for qualified emergencies and hardships, as defined in the Internal Revenue Code. Depending upon the type of withdrawal and the status of the contribution, penalties upon withdrawal may apply. Participants may also begin to make

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements - continued

withdrawals at age 59½. Participant benefit claims which have been processed and approved but not paid (i.e., distributions payable) are recorded as a reduction to net assets available for benefits when paid.

Forfeitures – Forfeited nonvested accounts are used to reduce future employer contributions.

Plan Administration – The Plan Administrator is the Employee Benefits Administration Committee, which is appointed by the Company’s Board of Directors. The Plan’s trustee and recordkeeper are Fidelity Management Trust Company (“Fidelity”) and Fidelity Investments Institutional Operations Company, Inc., respectively.

Loans to Participants – Participants are permitted to obtain loans that have as collateral their account values in amounts not less than $1,000 and not greater than the lesser of (1) $50,000, subject to certain limitations as defined by the Plan, or (2) 50% of the participant’s vested portion of their account value. These loans bear interest at prime plus 1% at the time the loans are issued.

Parties-in-Interest – Certain Plan investments are shares of mutual funds and a collective fund managed by FMRC and Fidelity. These transactions qualify as party-in-interest transactions. As of December 31, 2006, the total market value of investments in the mutual and collective funds managed by Fidelity was $1,551,348,749.

The Company also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Quest Diagnostics Incorporated Stock Fund transactions qualify as party-in-interest transactions. As of December 31, 2006, the market value of investments in the Quest Diagnostics Incorporated Stock Fund was $428,660,025.

Tax Status – The Internal Revenue Service has determined and informed the Company by letter dated May 17, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has subsequently been amended. However, the Plan Sponsor and the Plan’s tax counsel believe that the Plan, as amended, continues to be designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Termination – The Company intends to continue the Plan indefinitely, but reserves the right to change or discontinue the Plan at its discretion. Participants will become fully vested in their rights under the Plan if it is terminated or if Company contributions are completely discontinued.

2.  Summary of Significant Accounting Policies

Method of Accounting – The Plan maintains its financial records on the accrual basis of accounting.

Benefits – Benefits are recorded when paid.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements - continued

Valuation of Investments – Investments are stated at fair value at year-end. Shares of mutual funds are valued at the net asset value of the shares held by the Plan. Shares of common stock are valued at the quoted market price. Investments held by a collective investment fund that invests in fully benefit-responsive investment contracts are stated at contract value as reported by the trustee, which approximated fair value at both December 31, 2006 and 2005. Participants’ loans are valued at cost, which approximates fair value.

Administrative Expenses – Accounting fees and certain administrative expenses of the Plan are currently paid by the Company.

Other Fees – Loan origination and certain distribution fees are charged against participant accounts.

Security Transactions and Investment Income – Realized and unrealized gains (losses) on securities are included in Net Appreciation in Fair Value of Investments in the Statement of Changes in Net Assets Available for Benefits.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income from other investments is recorded as earned on the accrual basis.

Cash and Cash Equivalents – Cash and cash equivalents include highly-liquid investments with maturities of three months or less.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan provides for participant-directed investment of their voluntary contributions and the Company contributions in a number of investment funds. Certain underlying investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that these risks could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3. Net Appreciation in Fair Value of Investments

For the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements - continued

Type of Investment	2006

Mutual Funds	$82,115,679
Common Stock	15,775,223
Net Appreciation in Fair Value of Investments	$97,890,902

4.  Investments

The following presents investments that represented 5 percent or more of the Plan’s net assets available for benefits at December 31, 2006 and 2005:

	2006	2005
Quest Diagnostics Incorporated (8,097,925 and
8,776,454 shares, respectively)	$ 428,660,025	$ 451,811,852

Fidelity Puritan (20,482,940 and 20,769,357 shares,
respectively)	409,044,311	389,010,058

Fidelity Managed Income Portfolio II Class 3
(165,193,883 and 159,722,651 shares, respectively)	165,193,883	159,722,651

Spartan U.S. Equity Index (4,997,048 and 4,826,663
shares, respectively)	250,751,849	213,145,418

Fidelity Contrafund (2,271,705 and 1,985,866 shares,
respectively)	148,115,169	128,604,709

Fidelity Diversified International (3,135,159 and
2,404,594 shares, respectively)	115,844,133	78,245,489

5.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2006	2005
Net assets available for benefits per the financial
statements	$ 2,058,082,732	$ 1,830,709,170
Contributions receivable	5,887,578	5,595,117
Net assets available for benefits per the Form
5500	$ 2,052,195,154	$ 1,825,114,053

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements - concluded

6.  Subsequent Event

Effective March 1, 2007, the LabOne Money Purchase Pension Plan and the LabOne 401(k) Plan (collectively “the LabOne plans”) were merged into the Plan. Participant account balances totaling $128,750,778 were transferred from the LabOne plans into the Plan. In addition, there were outstanding participant loans totaling $2,374,538 transferred into the Plan from the LabOne 401(k) Plan. The assets from the LabOne plans were liquidated and the money was transferred to the investments in the Plan with similar investment objectives, unless redirected by the participant. Funds transferred into the Plan that are attributable to LabOne employer contributions continue to be subject to cliff vesting requirements which are 5 years of service for the LabOne Money Purchase Pension Plan and 3 years of service for the LabOne 401(k) Plan. Once contributing to the Plan, participants’ new voluntary contributions as well as Company contributions and earnings thereon will be immediately vested.

The Profit Sharing Plan of Quest Diagnostics Incorporated	Schedule H, line 4i

Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of Issue	Description	Shares/Units	Current Value

Quest Diagnostics Incorporated*	Common Stock	8,087,925	$ 428,660,025

Fidelity Puritan*	Mutual Fund	20,482,940	409,044,311

The Lord Abbett Small Cap
Value Fund – Class Y*	Mutual Fund	1,201,355	37,338,112

T. Rowe Price Institutional
Large-Cap Growth Fund*	Mutual Fund	90,532	1,325,395

Fidelity Managed Income
Portfolio II Class 3*	Collective Fund	165,193,883	165,193,883

Fidelity Contrafund*	Mutual Fund	2,271,705	148,115,169

Fidelity Low-Priced Stock*	Mutual Fund	1,762,260	76,728,790

Fidelity Equity-Income*	Mutual Fund	1,093,303	64,012,869

Fidelity Diversified International*	Mutual Fund	3,135,159	115,844,133

Spartan U.S. Equity Index*	Mutual Fund	4,997,048	250,751,849

Fidelity Growth & Income*	Mutual Fund	1,120,803	34,913,012

Fidelity U.S. Bond Index*	Mutual Fund	3,876,488	42,098,661

Fidelity Over-the-Counter
Portfolio*	Mutual Fund	248,184	10,264,873

Fidelity Freedom 2010*	Mutual Fund	1,853,104	27,092,374

Fidelity Freedom 2020*	Mutual Fund	2,492,825	38,713,567

The Profit Sharing Plan of Quest Diagnostics Incorporated	Schedule H, line 4i

Schedule of Assets (Held at End of Year) - concluded
December 31, 2006

Identity of Issue	Description	Shares/Units	Current Value

Fidelity Freedom 2030*	Mutual Fund	1,701,866	$ 27,280,909

Fidelity Freedom 2040*	Mutual Fund	2,331,396	22,101,637

Fidelity Freedom 2000*	Mutual Fund	270,192	3,366,596

Fidelity Freedom Income*	Mutual Fund	153,012	1,765,761

Fidelity Freedom 2005*	Mutual Fund	356,047	4,133,708

Fidelity Freedom 2015*	Mutual Fund	2,307,291	28,148,955

Fidelity Freedom 2025*	Mutual Fund	1,918,986	24,505,447

Fidelity Freedom 2035*	Mutual Fund	1,261,190	16,635,093

Fidelity Freedom 2045*	Mutual Fund	126,041	1,353,678

Fidelity Freedom 2050*	Mutual Fund	57,671	619,967

Participant Loans*	**	-	64,055,973

	Money Market
Fidelity Institutional Cash Portfolio	Fund	4,475,618	4,475,618

			$ 2,048,540,365

*	“Party-in-interest” to the Plan.
**	Rates approximate prime plus 1%; maturities vary by participant.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan sponsor of The Profit Sharing Plan of Quest Diagnostics Incorporated has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

June 19, 2007

The Profit Sharing Plan of
Quest Diagnostics Incorporated

By:  /s/ Robert A. Hagemann
Robert A. Hagemann
Member of the Quest Diagnostics Incorporated Employee Benefits
Administration Committee, Plan Administrator